UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 – Exit Filing)*

Regulus Therapeutics Inc.

(Name of Issuer)

COMMON STOCK, $ 0.001 PAR VALUE

(Title of Class of Securities)

75915K 101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 75915K 101

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Sanofi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) CO.

Item 1(a).	Name of Issuer:

Regulus Therapeutics Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10628 Science Center Drive, Suite 225, San Diego, CA 92121

Item 2(a).	Name of Person Filing:

Sanofi

Item 2(b).	Address of Principal Business Office, or if none, Residence:

54, rue La Boétie, 75008 Paris, France

Item 2(c).	Citizenship:

The Republic of France

Item 2(d).	Title of Class of Securities:

COMMON STOCK, $0.001 PAR VALUE

Item 2(e).	CUSIP Number:

75915K 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4(a).	Amount beneficially owned:

0 shares

Item 4(b).	Percent of class:

0.0%(1)

Item 4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Aventisub LLC *	0	0.0%

*	Shares are held of record by Aventisub LLC, an indirect, wholly-owned subsidiary of the Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of a Group:

Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(1)

Based on 20,927,053 shares of Common Stock of the Issuer outstanding on November 8, 2019 as represented by the Issuer in its Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 12, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI

Date: February 10, 2020	By:	/s/ Alexandra Roger*
Alexandra Roger
Head of Securities Law and Capital Markets

*

Alexandra Roger is signing on behalf of Sanofi by power of attorney previously filed with the Securities and Exchange Commission on February 3, 2016 as Exhibit 24 to Form 4, and hereby incorporated by reference herein.